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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Parlux Fragrances, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

701645-10-3

(Cusip Number)

Ilia Lekach
137 Golden Beach Drive
Golden Beach, FL 33160
(305) 933-9147

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701645-10-3

1.	Name of Reporting Person: Ilia Lekach		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,923,807

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,923,807

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,923,807 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 701645-10-3

1.	Name of Reporting Person: Pacific Investment Group, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 711,397

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 711,397

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 711,397 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 701645-10-3

1.	Name of Reporting Person: IZJD Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 210,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 210,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 210,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 701645-10-3

     This amendment to Schedule 13D (the “Amendment”) is filed as Amendment 23 to the Statement on Schedule 13D, dated August 12, 1987 (the “Schedule 13D”), as thereafter amended, filed on behalf of Ilia Lekach and certain other persons who constitute a group with Mr. Lekach as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Amendment 23 is filed on behalf of Ilia Lekach, IZJD Corp., a Florida corporation (“IZJD”), and Pacific Investment Group, Inc., a Florida corporation (“Pacific”) (individually, the “Reporting Person” and collectively, the “Reporting Persons”). Mr. Lekach, IZJD and Pacific may be deemed to be acting together in connection with the acquisition and holding of the Common Stock, par value $.01 per share (the “Common Stock”), of Parlux Fragrances, Inc., a Delaware corporation (the “Isssuer”). Nothing contained in this Amendment, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Persons’ Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

     This Amendment reflects material changes in the Schedule 13D, as amended. Such material changes are more fully reflected in Items 3, 4, 5 and 7 below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following information:

See the description in Item 4.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended by adding the following information:

     On May 19, 2003, Mr. Lekach and Quality King Distributors, Inc. (“Quality King”) submitted a letter to the Board of Directors of the Issuer setting forth their proposal to acquire all of the outstanding shares of Common Stock of the Issuer for $4.00 per share net to the seller in cash, subject to certain conditions. The proposal and the press release announcing the proposal are included as exhibits to this Amendment, each of which is incorporated herein by reference. The description herein of the proposal and the matters contemplated thereby is qualified in its entirety by reference to the aforementioned proposal and press release.

     The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

(a)  As of the close of business on May 19, 2003, IZJD beneficially owned an aggregate of 210,000 shares of Common Stock, which constituted approximately 2.5% of the 8,553,009 shares of Common Stock outstanding on May 19, 2003. As of the close of business on May 19, 2003, Pacific beneficially owned an aggregate of 711,397 shares of Common Stock, which constituted approximately 8.3% of the 8,553,009 shares of Common Stock outstanding on May 19, 2003.

CUSIP No. 701645-10-3

As of the close of business on May 19, 2003, Mr. Lekach beneficially owned an aggregate of 2,923,807 (which consists of an aggregate of 1,903,807 shares of Common Stock plus an aggregate of 1,020,000 shares of Common Stock issuable upon exercise of presently exercisable warrants) shares of Common Stock, which constituted approximately 31% of the shares of Common Stock deemed to be outstanding after giving effect to the issuance of 1,020,000 shares of Common Stock issuable upon exercise of presently exercisable warrants owned by Mr. Lekach.

     The 2,923,807 shares of Common Stock beneficially owned by Mr. Lekach consist of: (1) 210,000 shares beneficially owned by IZJD; (2) 711,397 shares beneficially owned by Pacific; (3) 982,410 shares owned jointly by Mr. Lekach and his spouse; and (4) 1,020,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(b)  IZJD has sole power to vote and dispose of the shares of Common Stock beneficially owned by it. Pacific has sole power to vote and dispose of the shares of Common Stock beneficially owned by it. Mr. Lekach has sole power to vote and dispose of the shares of Common Stock beneficially owned by him.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following exhibits:

Exhibit 1	Proposal letter dated May 19, 2003
Exhibit 2	Press Release dated May 19, 2003 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-C filed with the SEC by Quality King Distributors, Inc. and Ilia Lekach on May 20, 2003)
Exhibit 3	Joint Filing Agreement (filed with Amendment 21)

CUSIP No. 701645-10-3

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2003	/s/Ilia Lekach

Ilia Lekach

PACIFIC INVESTMENT GROUP, INC

	By:	/s/Ilia Lekach

Ilia Lekach

IZJD CORP

	By:	/s/ Ilia Lekach

Ilia Lekach, President